FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868

NEWS RELEASE

March 20, 2009

Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com

WEX APPOINTS VICE PRESIDENT, RESEARCH AND DEVELOPMENT

Vancouver, BC (March 20, 2009) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today the appointment of Dr. Larry Gontovnick to the position of Vice President, Research and Development. Dr. Gontovnick has served as Senior Director, Clinical Development since September 2008. He will oversee the further clinical development of WEX’s lead product, Tetrodotoxin (TTX) for the treatment of cancer pain. In addition, he will have overall responsibility for WEX’s research and development programs.

A pharmacologist by training, Dr. Gontovnick brings to WEX over 20 years of experience in drug development in the pharmaceutical industry. His previous positions include Vice President, Drug Development at Twinstrand Therapeutics Inc. and Vice President, Clinical Development and Regulatory Affairs at Cipher Canada Inc., where he was responsible for the clinical programs and regulatory filings in the U.S. and Canada. Prior to these roles, Dr. Gontovnick held the position of Senior Director, Clinical Development at GlaxoSmithKline Canada Inc., where he led a department of 150 scientific and administrative staff. He also served as Senior Director, Clinical Development at GlaxoWellcome Canada Inc., Director, Clinical Research at Glaxo Canada Inc. and Head, Clinical Investigation at CIBA-Geigy Canada Ltd.

Dr. Gontovnick received his Ph.D. degree in pharmacology from the University of British Columbia and was a Medical Research Council of Canada Postdoctoral Fellow at the University of Wisconsin’s McArdle Laboratory for Cancer Research.

Dr. Jean Bourgouin is leaving his position as part-time Chief Scientific Officer to pursue other opportunities. “We thank Dr. Bourgouin for his contributions to our clinical development programs, and wish him well in his future endeavors,” said Dr. Bin Huang, President and CEO of WEX.

About TTX

Tetrodotoxin (TTX) is a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. There are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.

In April 2008, WEX started a Phase III clinical trial of TTX for the treatment of cancer pain. This clinical trial (TEC-006) is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.

Market Opportunity

At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.

In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.

About WEX Pharmaceuticals Inc.

WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.

Forward Looking Statements and Information

Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549

Website: www.wexpharma.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 22, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer